UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

St. Joseph, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85231M 10 3

(CUSIP Number)

Mark Johnson, 4870 S. Lewis, #250, Tulsa, OK 74105 (918) 742-1888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85231M 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John H. Simmons

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,125,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,125,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,125,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.47%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock, St. Joseph, Inc., 4870 S, Lewis, Suite 250, Tulsa, OK 74105

Item 2.	Identity and Background
a. John H. Simmons,
b. 4870 S. Lewis, Suite 250, Tulsa, OK 74105
c. Mr. Simmons is President and C.E.O. of St. Joseph, Inc. and its wholly-owned subsidiary, Staf*Tek Services, Inc.
d. During the last five years, Mr. Simmons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e. During the last five years, Mr. Simmons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
f. Mr. Simmons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On October 27, 2003 Mr. Simmons was granted an option to purchase 1,250,000 shares of Common Stock and on October 28, 2003 Mr. Simmons was granted an additional option to purchase 2,000,000 shares of Common Stock.  On November 3, 2003 Mr. Simmons purchased 1,000,000 shares of Common Stock from two individuals for a purchase price of $0.15 per share.  On November 14, 2003 Mr. Simmons exercised the option to purchase 1,250,000 shares for a purchase price of $0.005 per share.  On January 4, 2004, Mr. Simmons sold 1,125,000 shares to an individual for $153,125.00, leaving Mr. Simmons with beneficial ownership of 1,125,000 shares owned and an option to acquire 2,000,000 shares for total beneficial ownership of 3,125,000 shares.

Item 4.	Purpose of Transaction

Mr. Simmons acquired the shares in connection with his election as President and Director of the Company.  As disclosed in the Company’s reports filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Reports”), Mr. Simmons was appointed to locate a suitable acquisition candidate for the Company which was consummated in December 2003.  Mr. Simmons’ acquisition of the options and stock were for the purpose of acquiring control of the Company as disclosed in the Reports and specifically the Form 10-KSB filed on April 15, 2004 and the Form 8-K filed on May 5, 2004.  There is no trading market for the Company’s stock and there has been no such market since before Mr. Simmons acquired control of the Company.

Other than as described above, the Reporting Person does not have any specific plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; provided, however, that the Reporting Person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of the Issuer
(a) The following chart reflects the number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of the outstanding Common Stock such shares represent:

Name	Shares		Percentage
John H. Simmons	3,125,000	*	64.47%

* Includes options to purchase an aggregate of 2,000,000 shares of Common Stock, which are currently exercisable. The percentage calculation is based upon 4,631,712 shares of Common Stock outstanding, based on information from the Company as of August 31, 2004.

(b) The Reporting Person has sole voting and dispositive power over 3,125,000 shares of Common Stock, 2,000,000 of which are issuable upon exercise of options.
(c) None.
(d) None.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships with respect to Securities of the Issuer among the persons listed in Item 2 and between such persons and any person.

Item 7.	Material to Be Filed as Exhibits
There are no Exhibits to be filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2004
Date
/s/ John H. Simmons
Signature
John H. Simmons
Name/Title